AB 3/9

*KH 3/8

SEC Mail Processing Section
RECEIVED
FEB 28 2011
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200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleary Gull Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 E. WISCONSIN AVENUE, SUITE 2400
(No. and Street)

MILWAUKEE (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM H. BRAUN, CFO 414-291-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

100 E. WISCONSIN AVENUE, SUITE 2100 (Address) MILWAUKEE (City) WI (State) 53202 (Zip Code)

CHECK ONE:

[redacted]

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11017656

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/16/11

OATH OR AFFIRMATION

I, WILLIAM H. BRAUN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLEARY GULL INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Certified Public Accountant's Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Grant Thornton

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Cleary Gull Inc.

We have audited the accompanying statement of financial condition of Cleary Gull Inc. (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cleary Gull Inc. as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 25, 2011

CLEARY GULL INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2010

ASSETS

Cash and cash equivalents	$	2,055,488
Advisory fees and other receivables		175,598
Receivable from clearing broker		94,032
Deposit with clearing broker		100,000
Other assets		155,247
Total assets	$	2,580,365

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	958,344
Total liabilities		958,344
STOCKHOLDER'S EQUITY:		
Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		1,107,932
Retained earnings		514,088
Total stockholder's equity		1,622,021
Total liabilities and stockholder's equity	$	2,580,365

The accompanying notes to statement of financial condition are an integral part of this statement.

CLEARY GULL INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

NOTE A - ORGANIZATION

Cleary Gull Inc. (the "Company"), a Delaware corporation and a wholly-owned subsidiary of Cleary Gull Holdings Inc. ("Holdings"), is a financial services firm located in Wisconsin that provides investment management and investment consulting services to individuals, foundations, retirement plans and corporations and provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and financial advisory services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and registered with the Securities and Exchange Commission ("SEC") as an investment advisor and introducing broker-dealer.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers cash and cash equivalents to include those investments with original maturities of 90 days or less. The cash balance includes money market funds held at the Clearing Broker and other investment accounts.

3. Receivables

Receivables primarily represent amounts due from Investment Banking clients. An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2010, there was no allowance for uncollectible accounts.

4. Income Taxes

The Company has elected, for federal and state income tax purposes, to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of its parent company, Cleary Gull Holdings Inc.

NOTE C - COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker and clears transactions with and for customers on a fully-disclosed basis with RBC Capital Markets, LLC ("Clearing Broker"). In connection with this arrangement, the Company is contingently liable for its customers' transactions. At December 31, 2010 there were no amounts to be indemnified to the Clearing Broker for these customer transactions. The Company maintains $100,000 on deposit with the Clearing Broker and grants the Clearing Broker a continuing security interest and general lien upon the deposit in the event of a claim associated with customers' transactions. The Clearing Broker seeks to control the risks associated with these customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company and its Clearing Broker monitor required margin levels and, pursuant to such guidelines, require each customer to deposit additional collateral, or reduce positions, when necessary.

The Company occupies office space under an operating agreement with Holdings which includes a commitment to lease office space through April 30, 2021 with the right to renew through April 30, 2026. See note E - Related Party Transactions. The office space lease and Operating Agreement include rate increases which are recognized on a straight-line basis over the life of the lease. The Company also leases certain equipment.

Estimated future minimum office and equipment lease payments are as follows:

2011	$ 250,000
2012	247,000
2013	238,000
2014	238,000
2015	242,000
Thereafter	1,371,000
Total	$ 2,586,000

The Company is also responsible for its pro-rata share of operating expenses of the building in which it rents space.

The Company maintains cash balances which at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Many aspects of the Company's business involve substantial risks of liability. The Company recognizes liabilities for contingencies that, when fully analyzed, indicate it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount; if not determinable, the Company accrues at least the minimum of the range of probable loss. Management's assessment of contingencies is subject to change which may result in a material effect on the results of operations in a future period.

In the normal course of business, the Company has received various customer complaints and has been named in a dispute requiring arbitration arising out of its activities as an investment advisor. It is the opinion of management that these customer complaints and the arbitration will not have a material adverse effect on the Company's financial position.

NOTE C - COMMITMENTS AND CONTINGENCIES - Continued

During 2010, FINRA conducted a routine examination of the Company and issued a preliminary findings report. The examination has not yet been completed; however, in the opinion of the management the results of the examination will not have a material adverse affect on the Company's financial position or result in non-compliance with its regulatory net capital requirement as of December 31, 2010.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, the "Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $5,000; or 6-2/3 % of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. As of December 31, 2010, the Company had regulatory net capital and net capital requirements of $1,284,215 and $63,890, respectively, and its ratio of aggregate indebtedness to net capital was 0.75 to 1.

NOTE E - RELATED PARTY TRANSACTIONS

Cleary Gull Advisors Inc. ("CGA"), formerly MBO Cleary Advisors Inc., is a wholly-owned subsidiary of Holdings. CGA and the Company share certain expenses in accordance with an Operating Agreement. CGA provides advice on investment policy development, asset allocation strategy, manager/fund due diligence evaluation, selection and monitoring to the Company. The Company provides operational support (client reporting services and trading) and administration services and compliance services to CGA.

Under an agreement between the Company and Holdings, the Company occupies a portion of office space leased by Holdings. Under this agreement, Holdings may purchase leasehold improvements, property and equipment for the benefit of the Company and its affiliate.

As of December 31, 2010, $56,661 was payable to CGA. This amount is recorded within accounts payable and accrued expenses.

NOTE F - EMPLOYEE BENEFIT PLAN

Holdings sponsors a defined-contribution savings plan covering substantially all employees of both operating companies, Cleary Gull Inc. and CGA. The Plan is designated to qualify under Internal Revenue Code Section 401(k) of the Internal Revenue Code of 1986, as amended, and allows participant contributions on a pretax basis. The Plan provides for a Company match of employee contributions on a percentage determined by the Company each year. The Company profit sharing contributions are discretionary.

NOTE G - UNCERTAIN TAX POSITIONS

In September 2009, the Financial Accounting Standards Board issued guidance on accounting for uncertain tax positions and the disclosure requirements for nonpublic entities. Nonpublic entities are required to disclose information concerning tax positions for which a material change in the unrecognized tax benefit / liability is reasonably possible in the next 12 months, the total amount of interest and penalties recognized in the statement of operation and in the statement of financial condition, and open tax years by major jurisdiction.

The Company is included in the consolidated income tax returns filed by Holdings. The Company and its affiliates have elected, for federal and state income tax purposes, to be treated as an S Corporation under provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the individual tax returns of the stockholders of its parent company ("Holdings Stockholders"). The Company made distributions to its sole stockholder, Holdings, in 2010, for, among other things, distributions to Holdings Stockholders for the purpose of paying federal and state income taxes attributable to the Company.

Uncertain tax positions are assessed for open tax years at a state (2006 and later) and federal (2007 and later) level, based on the likelihood of sustainability of the positions taken. The Company believes that it is not exposed to significant risk with regards to uncertain tax positions. Any exposure would be reflected and included in the amounts ultimately recognized on the Holdings Stockholders tax filings.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated its December 31, 2010 financial statements for subsequent events through February 25, 2011, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

SUPPLEMENTARY REPORT

Grant Thornton

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g) and 17a-5(g)(1)

Stockholder and Board of Directors
Cleary Gull Inc.

In planning and performing our audit of the financial statement of Cleary Gull Inc. (the "Company") as of December 31, 2010, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit, we did not identify any deficiencies in the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses. However, material weaknesses may exist that were not identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder and Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 25, 2011

2501 E. Enterprise Ave., Suite 300
P.O. Box 1097
Appleton, WI 54912-1097
T 920 968-6700
F 920 968-6719

100 East Wisconsin Ave., Suite 2100
Milwaukee, WI 53203-0086
T 414 289-8200
F 414 289-9910

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Cleary Gull Inc.

December 31, 2010

Grant Thornton

Report of Independent Registered Public Accounting Firm

Management and Board of Directors
Cleary Gull Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Cleary Gull Inc. and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 25, 2011

Statement of Financial Condition and
Reports of Independent Registered Public Accounting Firm

Cleary Gull Inc.

December 31, 2010

(Available for Public Inspection)